PECHINEY ANNOUNCES COMPLETION OF THE JPS PACKAGING TENDER OFFER

CHICAGO, November 29, 2000/PRNewswire/ -- Pechiney Plastic Packaging announced today that Pechiney and its wholly-owned subsidiary, JPS Acquisition, Inc., had successfully completed its $7.86 per share cash tender offer for all outstanding shares of common stock of JPS Packaging Company (Nasdaq: JPSP). The tender offer expired on November 28, 2000, at 5:00 p.m., New York City time. Based on information provided by the Depositary, as of such time, 5,336,188 shares of JPS Packaging Company common stock had been tendered, which constitutes approximately 96% of the total shares outstanding. Approximately 6,800 shares were tendered by notice of guaranteed delivery. Payment for the shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

Pechiney expects to complete the merger of JPS Acquisition with JPS Packaging Company in accordance with Section 253 of the Delaware General Corporation Law as soon as possible. Pursuant to the merger, JPS Acquisition, Inc. will be merged with and into JPS Packaging Company, with JPS Packaging Company as the surviving corporation. JPS Packaging Company shareholders who did not tender their shares in the tender offer will receive $7.86 cash per share in the merger unless they elect to exercise their appraisal rights under Delaware law. JPS Packaging Company's transfer agent will forward to shareholders who did not tender their shares in the tender offer detailed instructions regarding how to surrender their stock certificates in order to receive the $7.86 per share merger consideration.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of JPS Packaging Company. JPS Packaging Company shareholders are urged to read the Tender Offer Statement, which has been filed by Pechiney Plastic Packaging, Inc. with the SEC, and the related Recommendation Statement filed by JPS Packaging Company with the SEC. These documents contain important information, which should be read carefully before any decision is made with respect to the offer. These documents are available to all shareholders of JPS Packaging Company, at no expense to them, at the SEC's website, www.sec.gov.

Pechiney Plastic Packaging is a global manufacturer of flexible packaging, as well as plastic bottles, operating 28 plants in the Americas, Europe and Australasia. It is part of Pechiney's US $1.9 billion Packaging Sector.

Pechiney is an international manufacturer with core businesses in primary aluminum, aluminum fabricated products and high value-added packaging. Pechiney, which reported sales of 9.5 billion euros (approximately US$ 10.2 billion) in
1999, also manufactures ferroalloys and operates an international trade business. Its shares are traded on the Paris Stock Exchange; its ADRs are traded on the New York Stock Exchange.